Exhibit (a)(12)

To All Ventana Employees:

As you may have seen yesterday an Arizona district court ruled that a state anti-takeover statute was not applicable in Ventana’s situation with Roche. This morning, there has been some inaccurate media coverage on that ruling that we are working to correct.

First, you should know that Ventana has never looked to or referenced the Arizona statute as a defense against Roche. Our view when Roche made its inadequate offer was and remains today that Ventana is worth significantly more than Roche has offered and we will not let them take value for their shareholders that rightly belongs to ours. From our perspective, the Arizona statute is essentially irrelevant to that point and so the court’s decision changes nothing.

Second, some of the articles suggest that the Arizona judge struck down our shareholder rights plan, or as it is commonly known, a “poison pill.” A rights plan is a tool that gives a Board of Directors time to fully evaluate unsolicited offers and to make recommendations that are in the best interests of all shareholders. You should know that the Arizona court definitely DID NOT invalidate our rights plan and it remains very much in place. We are working to correct the error with the reporters who did not understand or who have misinterpreted the Arizona court’s decision.

In closing let me say that our board and management remain firmly of the view that Roche’s offer is inadequate and, given the extremely low count of shares recently tendered into Roche’s offer, it’s clear that the market agrees. We are focused on business as usual and, as we’ve said before, the best way to control our own destiny is to continue performing for our customers. I appreciate your continued support.

Chris